FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Call for Regular and Special Shareholder’s Meeting

Buenos Aires, February 23, 2016

Securities and Exchange Commission

RELEVANT INFORMATION – CALL FOR REGULAR AND SPECIAL SHAREHOLDER’S MEETING TO BE HELD ON MARCH 31, 2016.

BBVA Banco Francés S.A hereby informs that at the Board of Directors has decided call for Regular and Special Shareholder’s meeting to be held on March 31, 2016.

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 23, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer